UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

To Our Shareholders

For the 2002 third fiscal quarter, we returned to profitability on an adjusted basis and strengthened our balance sheet. We reported adjusted earnings of $0.6 million and $0.01 per share (diluted), an improvement of $1.6 million, compared to our adjusted loss of $1.0 million or $0.02 per share reported last quarter. This increase was driven primarily by improved gross profit from increased product sales, although higher investment income also contributed to our profitability. For the same period a year ago, we reported revenue of $170.0 million and adjusted earnings of $10.0 million or $0.20 per share (diluted). The adjusted results for the 2002 third quarter exclude restructuring and business integration costs, equity loss on investments, intangible assets amortization and their tax effects. In accordance with Canadian GAAP, Creo reported a loss of $2.8 million or $0.06 per share (diluted) this quarter, and under U.S. GAAP, Creo recorded a loss of $3.2 million or $0.06 per share (diluted).

Our revenue improved slightly to $131.8 million compared to $130.1 million in the second quarter, primarily due to foreign currency exchange. Our North American business has been improving steadily but slowly throughout the calendar year, and we attained good results in Asia this quarter. We did experience some weakness in the European market, but this was offset by the strengthening Euro.

This quarter we increased our cash balance by $29.6 million, primarily due to improved accounts receivable collections, the one-time repayment of half of the Printcafe Software, Inc. debt, and the timing of customer prepayments. Operationally, accounts receivables decreased $5.5 million, offset by the strengthening Euro.

Financial Highlights

- Gross margins increased to 44.5 percent this quarter from 42.8 percent last quarter.

- Cash and cash equivalents improved by $29.6 million to a balance of $62.9 million for the third quarter from $33.3 million in the second quarter, reflecting cash provided by operations of $21.2 million, debt repayment from Printcafe Software (net of investments) of $11.7 million, and foreign exchange and other effects of $1.7 million, offset by capital expenditures of $5.0 million.

We continue to build upon the strategy for the small to mid-size printers by combining entry-level products, consumables bundling capability and leasing packages. Last quarter we extended our leasing capability to Europe by signing a worldwide leasing agreement with Key Equipment Finance. In North America, we have offered leasing since 1999 and signed a formal agreement with Fleet Business Credit last September. Since last fall we have seen the number of North America customers who opt for third-party financing increase each quarter with over 35 percent using leasing this quarter.

We have refined our partnerships with consumable vendors and are able to put together competitive, complete solutions in most regions of the world. After two quarters in North America, we have seen lower discounts in those deals where consumables are bundled into the equipment sale. Thermal plate prices have decreased, narrowing the gap with conventional plates and are now on par with visible light computer-to-plate plates.

We continue to roll out new products across our complete portfolio. We will be introducing the Veris inkjet proofer in North America at the Graph Expo trade show in October 2002, and expect to move into production in the second fiscal quarter. The Six Degrees software product moved into production in July, and while software applications like this take some time to gain awareness and ramp up, all the early indicators are positive.

After just one year of focused activity, we have achieved substantial growth in the newspaper market and expect to have over 100 computer-to-plate machines installed by the end of the calendar year. Thermal technology's share of the newspaper market has grown significantly, following the same trend established in commercial printing several years ago. According to recent industry surveys, the dominance of thermal in all markets and geographies continues to rise, confirming the direction Creo set many years ago.

Through our vision for Networked Graphic Production - the idea of digitally linking all elements of the production chain from creative to delivery - our customers continue to offer better services to print buyers and reduce their costs. At the same time, with our Value in Print initiative, we are helping our customers improve the quality of the print they produce. Enabled by Creo Staccato® technology, Creo customers are producing near photographic quality print and using it to gain new print buyers and improve their profit margins. We are seeing that the best and most capable printers are weathering the current economic slowdown and are distancing themselves from the less capable printers.

In general we believe that printers' business confidence in North America has improved over the year, although recent volatility in the financial markets may moderate this trend. All considered it is clear to us that calculated investments in technology will be a large part of what will continue to make our customers among the most profitable and successful printers in the business.

We would like to acknowledge and thank our dedicated employees, and our customers, partners and shareholders who continue to believe in Creo through these difficult times.

/s/ Amos Michelson Amos Michelson Chief Executive Officer	/s/ Mark Dance Mark Dance Chief Financial Officer and Chief Operation Officer

Management's Discussion and Analysis

The following discussion and analysis covers the interim consolidated financial statements of Creo Inc., formerly Creo Products Inc. ("Creo"), for the nine-month period ended June 30, 2002 and should be read in conjunction with the Management Discussion and Analysis section in the Company's 2001 Annual Report.

Results of Operations

Three months ended June 30, 2002 compared to three months ended March 31, 2002

The following comparison is based on the adjusted results for the third fiscal quarter ended June 30, 2002 compared to the second fiscal quarter ended March 31, 2002, reported in millions of U.S. dollars, except per share amounts:

Revenue. Total revenue increased by 1.2% to $131.8 million for the third quarter from $130.1 million for the second quarter of fiscal 2002. Most of the improvement in total revenue is as a result of the foreign exchange impact from the strengthening Euro versus the U.S. dollar. Total foreign exchange impact was approximately $1.5 million higher for the third quarter compared to the second quarter. Excluding the impact of foreign exchange, total revenue increased slightly by 0.2% over last quarter. Product revenue increased 3.6% to $82.6 million this quarter from $79.7 million last quarter, however this was offset by a sequential decrease in consumables and service revenues.

Gross profit. Gross profits in the third quarter improved 5.4% to $58.6 million from $55.6 million in the second quarter. Excluding the impact of foreign exchange, gross profits increased 4.0% over last quarter. Gross margins were up 1.7% to 44.5% in the third quarter from 42.8% in the second quarter. This improvement in margins is due to a shift in product mix and a decrease in the inventory provisions included in cost of sales as compared to the prior quarter.

Operating expenses, net. Net operating expenses (excluding other income) increased 1.7% to $59.2 million in the three-month period ended June 30, 2002 compared to $58.2 million for the three-month period ended March 31, 2002. Net operating expenses (excluding other income) increased due to several factors as discussed further below. Overall operating expenses increased due to the short-term overlap in research and development positions related to our Iris transition to Vancouver, the temporary redundancy in overhead positions as a result of our North American consolidation, and slightly higher product lease recourse reserves resulting from increased leasing activity.

Research and development, net. Net research and development expenses increased 4.0% to $17.9 million in the third quarter from $17.2 million in the second quarter. Consistent with the prior quarter, salaries and benefits reflected the Company-wide salary reductions. However, there was short-term overlap in research and development positions due to the transition of Iris operations from Boston to Vancouver, and seasonal increases to some employee benefits, which increased research and development expenses during the quarter. Government and third-party funding for research and development remained consistent with the prior quarter.

Sales and marketing. Sales and marketing expenses of $23.8 million remained consistent with $23.9 million incurred in the second quarter. Despite increased marketing activities, general sales and marketing expenses decreased compared to the prior quarter. However, increases to commissions commensurate with the increases in product revenue offset these reductions.

General and administration. General and administration expenses increased 2.5% to $17.5 million for the third quarter, compared to $17.1 million in the second quarter. This increase resulted from the temporary redundancy in overhead positions as a result of our North American consolidation, non-recurring retention bonuses paid to administrative employees of the Iris division transitioned to Vancouver, and the higher level of our product lease recourse provision due to the fact that more customers have opted to lease Creo equipment. The increase in salary expense from overlapping duties during the transition is expected to decline by the end of calendar 2002.

Other income. Other income relates mainly to interest income and expense, and gains and losses on foreign currency transactions. Other income of $1.4 million in the third quarter includes approximately $1.5 million of interest income earned on the loan advanced to Printcafe Software, Inc. ("Printcafe Software").

Income tax. The Company's effective tax rate was 20% for the third quarter.

Adjusted earnings. Adjusted earnings for the third quarter improved to $0.6 million (after tax) compared to an adjusted loss of $1.0 million (after tax) in the second quarter of fiscal 2002. The increase is due mainly to increased gross profit in the third quarter offset partially by slightly higher operating expenses. Overall, the impact to revenue for foreign exchange resulting from the strengthening Euro versus the U.S. dollar was offset by corresponding increases in operating expenses. As a result, the foreign exchange impact to adjusted earnings was minimal.

Creo Inc. (formerly Creo Products Inc.)
Statements of Adjusted Earnings (Loss)
(In millions of U.S. dollars except per share amounts)

Three months ended June 30		Three months ended March 31		Nine months ended June 30
2002 (unaudited)	2001 (unaudited)	2002 (unaudited)		2002 (unaudited)	2001 (unaudited)

Revenue	$131.8	$170.0	$130.1	$401.4	$513.3
Cost of sales	73.2	94.2	74.5	229.4	293.5
Gross profit	58.6	75.8	55.6	172.0	219.8
Research and development, net	17.9	20.5	17.2	54.7	55.3
Sales and marketing	23.8	26.2	23.9	72.3	73.6
General and administration	17.5	17.7	17.1	51.8	51.8
Other expense (income)	(1.4)	(0.1)	(1.3)	(3.4)	0.7
Adjusted operating income (loss)	0.8	11.5	(1.3)	(3.4)	38.4
Income tax expense (recovery)	0.2	3.2	(0.3)	(0.7)	10.7
Adjusted net operating income (loss)	0.6	8.3	(1.0)	(2.7)	27.7
Cash tax recovery from the amortization of intellectual property	-	1.7	-	-	5.1
Adjusted earnings (loss)	$0.6	$10.0	$(1.0)	$(2.7)	$32.8

Adjusted earnings (loss) per share - basic	$0.01	$0.21	$(0.02)	$(0.06)	$0.68
Adjusted earnings (loss) per share - diluted	$0.01	$0.20	$(0.02)	$(0.06)	$0.65

Reconciliation to Canadian GAAP earnings
Adjusted earnings (loss)	0.6	10.0	(1.0)	(2.7)	32.8
Business integration costs	(0.3)	(1.3)	(0.3)	(0.6)	(13.2)
Goodwill and other intangible assets amortization	(0.1)	(18.3)	(0.1)	(0.2)	(55.5)
Equity loss on investments	(0.5)	-	-	(0.5)
Restructuring - Iris and Creo America	(4.2)	-	-	(7.5)	-
Royalty arrangement	-	-	(15.8)	(15.8)	-
Tax related to reconciling items	1.7	0.3	0.1	2.4	3.1
Loss under Canadian GAAP	$(2.8)	$(9.3)	$(17.1)	$(24.9)	$(32.8)

Loss per share - Basic, Canadian GAAP	$(0.06)	$(0.19)	$(0.35)	$(0.50)	$(0.68)
Loss per share - Basic, U.S. GAAP (restated)	$(0.06)	$(0.39)	$(0.37)	$(0.74)	$(1.35)
Loss per share - Diluted, Canadian GAAP	$(0.06)	$(0.19)	$(0.35)	$(0.50)	$(0.68)
Loss per share - Diluted, U.S. GAAP (restated)	$(0.06)	$(0.39)	$(0.37)	$(0.74)	$(1.35)

The adjusted results exclude restructuring and business integration costs, goodwill and other intangible assets amortization, royalty payments and equity loss on investment and for U.S. GAAP purposes, stock compensation expense. The adjusted results are not prepared in accordance with generally accepted accounting principles (GAAP) since they exclude these costs. Methods of adjustment are not standardized under GAAP, and therefore adjusted results are unlikely to be comparable between issuers. The adjusted results are provided to assist readers in evaluating the operating performance of the Company's ongoing business and the items excluded are considered to be non-operational and/or non-recurring.

The US GAAP loss per share for the three and nine months ended June 30, 2001 have been restated. See note 6 of the Interim Consolidated Financial Statements.

Adjusted Earnings per share. The share capital used to calculate the adjusted earnings (loss) per share is as follows:

	Three months ended June 30		Nine months ended June 30
	2002	2001	2002	2001

Adjusted earnings (loss)	$628,000	$10,018,000	$(2,739,000)	$32,741,000

Basic shares outstanding	49,741,701	48,863,661	49,454,314	48,486,153
Plus: dilutive options	228,287	1,275,478	-	1,767,077
Dilutive shares outstanding	49,969,988	50,139,139	49,454,314	50,253,230

Diluted earnings (loss) per share	$0.01	$0.20	$(0.06)	$0.65

Three and nine months ended June 30, 2002 compared to the same periods in the prior year

The following analysis is based on operating results for the three and nine months ended June 30, 2002 compared to the same respective periods in the preceding year as reported under Canadian GAAP:

Revenue. Total revenue for the third quarter of 2002 decreased 22.5% to $131.8 million from $170.0 million for the same quarter in the previous year. Revenue decreased by 21.8% to $401.4 million in the nine-month period ended June 30, 2002 compared to $513.3 million in the nine-month period ended June 30, 2001. The decrease in revenue for both the three-month and nine-month periods were primarily due a lower demand for our products and services resulting from the weakening global economic situation.

Gross Profit. Total gross profit decreased 22.7% to $58.6 million from $75.8 million for the same quarter in the previous year. Our gross margins were consistent at 44.5% and 44.6% for the three months ended June 30, 2002 and 2001, respectively. Total gross profit decreased 21.7% to $172.1 million from $219.8 million for the nine months ended June 30, 2002 and 2001, respectively. Our gross margins were consistent at 42.9% and 42.8% for the nine months ended June 30, 2002 and 2001, respectively. For the three-month and nine-month periods, gross profit decreased between the comparable periods due to decrease in demand for our products and services noted above. However, improvements to service margins due to Company-wide cost savings initiatives offset the decrease in product margins, and held overall gross margins stable.

Research and development, net. Research and development expenses, net were $17.9 million compared to $20.5 million in the third quarter of the previous year. This reflects a 12.7% reduction between comparable periods. The decrease is mainly due to reductions from a Company-wide salary reduction initiated in the second quarter of fiscal 2002 and lower contractor expenses. For the nine-month period ended June 30, 2002 research and development expenses, net were $54.7 million compared to $55.4 million for the nine-month period ended June 30, 2001, or a 1.2% decrease. The net decrease was mostly due to lower salary expenses as noted above, offset partially by lower levels of research and development funding compared to the comparable period last year.

Sales and marketing. Sales and marketing expenses for the three-month period ended June 30, 2002 were $23.9 million compared to $26.2 million for the three months ended June 30, 2001. This reflects a 9.1% reduction between comparable periods. The decrease is mainly due to reduced tradeshow and related marketing expenses in the third quarter of 2002 compared to the same period in 2001. For the nine-month period ended June 30, 2002 sales and marketing expenses were $72.3 million compared to $73.7 million for the nine-month period ended June 30, 2001. This reflects a 1.8% decrease due mainly to reduced shipping charges commensurate with lower product revenue in the nine-month period ended June 30, 2002 compared to the comparable period last year.

General and administration. General and administration expenses for the third quarter of 2002 remained relatively consistent at $17.5 million compared to $17.8 million for the same quarter of the preceding year. For the nine months ended June 30, 2002 and 2001, general administrative expenses remained consistent at $51.8 million. Although expenses in total for the three-month and nine-month period remained consistent, operational general and administration expenses, including salaries and benefits, declined significantly. However, increased product lease recourse provisions resulting from increased leasing activities in our American distribution unit offset the reductions realized in the period.

Restructuring. For the three-month period ended June 30, 2002, the Company recorded restructuring charges of $4.2 million associated with the consolidation of our North American operations. Workforce reduction charges of $0.3 million were related to the additional severance and benefits costs incurred. In conjunction with the workforce reduction, we identified a number of leased facilities that were no longer required. As a result, we recorded net lease costs of approximately $3.9 million. Sublease revenue on leases that we cannot terminate have been included in the net lease cost. For the nine months ended June 30, 2002, the Company recorded restructuring charges of $7.5 million related to the consolidation of our North American operations from Boston to Vancouver. Workforce reduction charges were approximately $3.6 million and lease cancellation costs were $3.9 million as noted above.

Business integration costs. Business integration costs were costs relating to the realignment of resources due to the integration of operations acquired from the prepress asset purchase from Scitex Corporation Ltd. ("Scitex"). These costs included the write-off of discontinued inventory, implementation of a global Enterprise Resource Planning system, and other related costs. Business integration costs for the three-month period ended June 30, 2002 and 2001 were $0.3 million and $1.3 million respectively. For the nine-month period ended June 30, 2002 and 2001, these costs were $0.5 million and $13.2 million respectively. Expenses incurred in fiscal 2002 relate to costs associated with the global Enterprise Resource Planning system currently being implemented in the Company.

Goodwill and other intangible assets amortization. Goodwill and other intangible assets amortization for the three-month period ended June 30, 2002 was $0.1 million compared to $18.3 million in the three-month period ended June 30, 2001. For the nine-month period ended June 30, 2002 and 2001, goodwill and other intangible assets amortization was $0.2 million and $55.5 million respectively. The decrease in the three-month and nine-month periods as compared to the prior year was a result of the write-off of goodwill and intangible assets from the acquisition of the Scitex prepress operations, Carmel Graphic Systems Inc. and Intense Software Inc. in the fourth quarter of fiscal 2001.

Income tax. Income tax recovery for the three-month period ended June 30, 2002 was $1.5 million compared to an income tax expense of $1.1 million for the three-month period ended June 30, 2001. For the nine months ended June 30, 2002, there was an income tax recovery of $3.1 million compared to an income tax expense of $2.5 million for the same period last year. The decrease in the three-month and nine-month period as compared to the prior year is caused by a decrease in operating income before goodwill and other intangible assets amortization, which is not deductible for tax purposes.

Financial Condition

Accounts receivables. Accounts receivables, as at June 30, 2002 were $120.0 million as compared to $119.5 million as at March 31, 2002 and $125.2 million as at December 31, 2001. Operationally, accounts receivables decreased $5.5 million from the last quarter. However, the strengthening Euro as compared to the prior quarter resulted in a foreign exchange increase to accounts receivables offsetting the operational reduction.

Inventories. Inventories, as at June 30, 2002 were $92.6 million as compared to $88.8 million as at March 31, 2002 and $93.6 million as at December 31, 2001. The main factor for the increase was the impact of foreign exchange which increased inventories by $3.6 million compared to the prior quarter.

Liquidity and capital resources. As at June 30, 2002, Creo had $130.6 million in working capital, $62.9 million in cash and cash equivalents and $19.3 million in short-term debt as compared to $120.0 million working capital, $33.3 million in cash and cash equivalents, and $17.3 million in short term debt at March 31, 2002. The main increase in working capital and cash is due to the $11.8 million loan repayment received from Printcafe Software, timing effects on payments from accounts payable, and operational improvements in collections of accounts receivable in the third quarter.

For the three months ended June 30, 2002, the Company's operations generated cash of $21.2 million, as compared to $2.7 million for the three months ended March 31, 2002 and, $6.8 million for the three months ended June 30, 2001. The increase in cash from operations is due to increased accounts receivable collections, increased cash received on orders booked resulting in increased deferred revenue, and timing effects on payments from accounts payable incurred in the third quarter of fiscal 2002. For the nine months ended June 30, 2002, the Company's operations generated cash of $27.0 million, as compared to $39.0 million for the same period last year. The decrease in cash from operations in fiscal 2002 is due to a reduction in net operating income, a decrease in operating income before non-tax deductible goodwill and other intangible assets amortization.

For the three months ended June 30, 2002, cash used in investing activities showed net cash inflows of $6.4 million versus net cash outflows of $6.2 million for the same period in the preceding year. The increase in cash inflows from investing activities is due to proceeds received from the repayment of a loan by Printcafe Software received in the third quarter of 2002. For the nine months ended June 30, 2002, cash used in investing activities increased $1.6 million to $27.7 million from $26.1 million for the same period in the preceding year. The increase in the nine-month period of fiscal 2002 compared to fiscal 2001 is due mainly to the net increased investment in Printcafe Software (net of proceeds received from the loan repayment) offset by reduced spending on capital expenditures.

Cash provided by financing activities increased to $0.8 million for the three months ended June 30, 2002 from $0.6 million for the same period in the prior year. For the nine months ended June 30, 2002, cash from financing activities was $4.5 million as compared to $8.0 million in the same period last year. The main reason for the increase is due to decreased levels of proceeds received from employee stock options exercised compared to the prior year.

Share capital. As at June 30, 2002, Creo had 49,747,310 common shares and 3,739,647 options outstanding. The share capital used to calculate the loss per share amounts are as follows:

	Three months ended June 30		Nine months ended June 30
	2002	2001	2002	2001
Diluted - Canadian GAAP
Net loss	$(2,750,000)	$(9,271,000)	$(24,881,000)	$(32,830,000)

Basic shares outstanding	49,741,701	48,863,661	49,454,314	48,486,153
Plus: dilutive options	-	-	-	-
Dilutive shares outstanding	49,741,701	48,863,661	49,454,314	48,486,153

Diluted loss per share	$(0.06)	$(0.19)	$(0.50)	$(0.68)

Diluted - U.S. GAAP
Net loss	$(3,215,000)	$(18,891,000)	$(36,806,000)	$(65,448,000)

Basic shares outstanding	49,741,701	48,863,661	49,454,314	48,486,153
Plus: dilutive options	-	-	-	-
Dilutive shares outstanding	49,741,701	48,863,661	49,454,314	48,486,153

Diluted loss per share	$(0.06)	$(0.39)	$(0.74)	$(1.35)

Forward-looking Information

This report contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions adversely affect the business or the markets in which it operates; and (3) new regions and new products do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report, for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this report.

Creo Inc. (formerly Creo Products Inc.)
Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of U.S. dollars except per share amounts)
	Three months ended June 30		Nine months ended June 30
	2002 (unaudited)	2001 (unaudited)	2002 (unaudited)	2001 (unaudited)

Revenue

Product	$82,596	$116,799	$249,432	$356,119
Service	38,389	40,804	118,687	120,346
Consumables	10,782	12,401	33,300	36,876
	131,767	170,004	401,419	513,341
Cost of sales	73,169	94,173	229,365	293,497
	58,598	75,831	172,054	219,844

Research and development, net	17,899	20,503	54,697	55,360
Sales and marketing	23,851	26,226	72,342	73,672
General and administration	17,496	17,768	51,784	51,814
Other expense (income)	(1,433)	(137)	(3,347)	689
Restructuring	4,198	-	7,485	-
Operating income (loss) before undernoted items	(3,413)	11,471	(10,907)	38,309
Business integration costs	256	1,326	524	13,150
Goodwill and other intangible assets amortization	103	18,311	205	55,474
Royalty arrangement	-	-	15,846	-
Loss before income taxes and equity loss	(3,772)	(8,166)	(27,482)	(30,315)
Income tax expense (recovery)	(1,492)	1,105	(3,071)	2,515
Equity loss	470	-	470	-
Net loss	$(2,750)	$(9,271)	$(24,881)	$(32,830)

Loss per common share
- Basic and diluted, Canadian GAAP	$(0.06)	$(0.19)	$(0.50)	$(0.68)
- Basic and diluted, U.S. GAAP (restated)	$(0.06)	$(0.39)	$(0.74)	$(1.35)

Retained earnings (deficit), beginning of period	$(416,562)	$(3,235)	$(394,431)	$20,324
Net loss	(2,750)	(9,271)	(24,881)	(32,830)
Deficit, end of period	$(419,312)	$(12,506)	$(419,312)	$(12,506)

Creo Inc. (formerly Creo Products Inc.)
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	June 30 2002 (unaudited)	March 31 2002 (unaudited)	September 30 2001 (audited)

Assets

Current assets
Cash and cash equivalents	$62,903	$33,290	$60,241
Accounts receivable	119,979	119,535	140,551
Other receivables	29,241	29,298	27,041
Inventories	92,626	88,761	99,438
Income taxes receivable	-	1,639	-
Future income taxes	11,994	11,994	11,034
	316,743	284,517	338,305
Investments	11,590	23,627	-
Capital assets, net	112,504	110,494	111,768
Goodwill and other intangible assets, net	4,075	4,178	-
Other assets	20,105	20,204	24,005
Future income taxes	23,619	16,730	13,629
	$488,636	$459,750	$487,707
Liabilities

Current liabilities
Short-term debt	$19,311	$17,265	$19,298
Accounts payable	62,242	55,737	60,707
Accrued and other liabilities	55,821	52,464	54,928
Income taxes payable	792	-	2,286
Future income taxes	-	451	1,200
Deferred revenue and credits	47,995	38,612	48,067
	186,161	164,529	186,486
Long-term liability	16,545	15,163	-
Future income taxes	2,624	2,540	2,556
	205,330	182,232	189,042
Shareholders' Equity

Share capital	696,174	695,685	691,955
Contributed surplus	2,060	2,060	2,060
Cumulative translation adjustment	4,384	(3,665)	(919)
Deficit	(419,312)	(416,562)	(394,431)
Total shareholders' equity	283,306	277,518	298,665
	$488,636	$459,750	$487,707

Creo Inc. (formerly Creo Products Inc.)
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)
Three months ended			Nine months ended
June 30			June 30
2002		2001	2002	2001
(unaudited)		(unaudited)	(unaudited)	(unaudited)

Cash provided by (used in) operations:
Net loss	$(2,750)	$(9,271)	$(24,881)	$(32,830)
Items not affecting cash:
Amortization	5,202	24,451	15,987	69,530
Royalty arrangement	-	-	15,846	-
Restructuring	3,901	-	3,901	-
Equity loss	470	-	470	-
Future income taxes	(7,256)	(1,468)	(12,082)	(22,262)
Other	1,164	(1,069)	(364)	(222)
	731	12,643	(1,123)	14,216
Changes in non-cash working capital:
Accounts receivable	5,514	1,485	25,554	23,483
Other receivables	731	561	(1,715)	3,008
Inventories	(593)	6,034	9,353	35,624
Accounts payable	2,698	(5,243)	(1,646)	(32,179)
Accrued and other liabilities	2,337	(4,505)	(3,098)	(7,663)
Income taxes	2,431	(2,266)	(1,494)	11,322
Deferred revenue and credits	7,400	(1,883)	1,148	(8,795)
	20,518	(5,817)	28,102	24,800
	21,249	6,826	26,979	39,016
Cash provided by (used in) investing:
Purchase of intangible assets	-	-	(2,100)	-
Investments	11,650	-	(11,977)	(5,000)
Purchase of capital assets	(4,960)	(8,130)	(14,897)	(21,334)
Proceeds from sale of capital assets	47	138	387	183
Other	(373)	1,754	906	85
	6,364	(6,238)	(27,681)	(26,066)
Cash provided by (used in) financing:
Proceeds from shares issued	489	621	4,219	5,729
Increase in short-term debt	-	-	-	2,283
Increase in long term liability	275	-	275	-
	764	621	4,494	8,012
Foreign exchange gain / (loss) on cash and cash equivalents held in foreign currency	1,236	(335)	(1,130)	(793)
Increase in cash and cash equivalents	29,613	874	2,662	20,169
Cash and cash equivalents, beginning of period	33,290	64,654	60,241	45,359
Cash and cash equivalents, end of period	$62,903	$65,528	$62,903	$65,528
Supplementary information:
Taxes paid (recovery)	$(1,752)	$2,344	$1,321	$8,869
Interest paid	$38	$44	$164	$197
Non-cash transactions:
Royalty arrangement	$-	-	$21,500	$-
Common shares issued for investments	$-	$-	$-	$20,470

Notes to the Interim Consolidated Financial Statements
(Amounts in thousands of U.S. dollars)

1. Basis of presentation

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's 2001 Annual Report. The accompanying financial information does not include all disclosures required under generally accepted accounting principles ("GAAP") because certain information included in the Company's 2001 Annual Report has not been included in this report. The accompanying financial information reflects all adjustments consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

2. Investments

(a) On October 1, 2001, the Company purchased an additional 14,212 shares of Creo Japan Inc. (formerly named Nihon CreoScitex) for a nominal amount, increasing the Company's shareholdings to 100% ownership in the entity. Under the Canadian Institute of Chartered Accountants' new recommendation in Section 1581, "Business Combinations", goodwill resulting from the increase in shareholdings is no longer amortized and is subject to an annual impairment test.

(b) In December 2001, the Company entered into a long-term debt facility arrangement with Printcafe Software, Inc. ("Printcafe Software"). In January 2002, the Company advanced $23,627 to Printcafe Software under the long-term debt facility. Effective January 2, 2002, the Company started accounting for the investment under the equity method.

(c) In June 2002, Printcafe Software repaid $11,800 of the outstanding loan principal from the long-term debt facility, approximately $1,400 in interest and $3,700 in prepayment fees. The Company in turn invested the $3,700 prepayment fee in Printcafe Software common shares, resulting in an aggregate equity interest of 30.07%. Under the revised long-term debt facility arrangement with Printcafe Software, the remaining $11,800 balance will be repaid by January 2004 and bears interest of 4% per annum.

3. Restructuring

For the nine months ended June 30, 2002, the Company recorded restructuring expenses of $7,485, of which $3,584 represented severance charges and associated benefits for approximately 260 employees relating to the reorganization of the North American operations. The remaining $3,901 related to non-cancelable lease commitments for the North American operations, net of estimated sublease revenue.

4. Stock option plan

For the nine months ended June 30, 2002, 5,100,902 options were cancelled as a result of the restructuring of the employee stock option incentive program.

5. Royalty arrangement

In January 2002, the Company entered into an agreement for the early repayment of royalties to the Government of Israel relating to grants received for research and development.

Pursuant to the agreement, the Company will pay approximately $21,500 in settlement of potential future royalty obligations. As a result of amounts previously accrued, the settlement has been reflected as a net charge of $15,846 to the income statement for the nine months ended June 30, 2002. The liability is denominated in Shekels, bears interest at 4% per annum linked to the Israeli consumer index and is repayable over 5 years with 10 semi-annual payments.

6. Differences between Canadian and United States accounting principles and practices

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

Under Canadian GAAP, the Company amortizes purchased in-process research and development on a straight-line basis over five years. Under U.S. GAAP, the Company must expense purchased in-process research and development immediately upon acquisition since it has no alternative future use. The income tax expense is applicable to goodwill and other intangible asset amortization.

In addition, for U.S. GAAP purposes, the Company has elected to continue to apply the guidance set out in "Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee share options. Under APB 25 if the exercise price of the Company's employee share option is below the market value of the underlying share on the date of grant, APB 25 requires a stock compensation cost to be recognized. Stock option compensation for the nine months ended June 30, 2002 included $10,623 of compensation from the first quarter of 2002 relating to the acceleration of stock option compensation expense due to the cancellation of options as part of the restructuring of the stock option program.

Under U.S. GAAP, the adoption of the equity method for Printcafe Software is applied retroactively. As a result, prior quarterly results have been restated to reflect the losses from the investment of $10,494 and $35,935 for the three and nine months ended June 30, 2001.

The effect of these differences are as follows:

	Three months ended June 30		Nine months ended June 30

	2002	2001	2002	2001
	(unaudited)	(unaudited) (restated)	(unaudited) (restated)	(unaudited) (restated)
Net loss under Canadian GAAP	$(2,750)	$(9,271)	$(24,881)	$(32,830)
Goodwill and other intangible assets amortization	-	2,704	-	8,112
Income tax expense	-	(598)	-	(1,794)
Stock option compensation	(465)	(1,232)	(11,925)	(3,001)
Equity loss	-	(10,494)	-	(35,935)
Net loss under U.S. GAAP	$(3,215)	$(18,891)	$(36,806)	$(65,448)

7. Subsequent event

As a key component of the Company's cost reduction initiatives last fall Creo announced a worldwide reduction in employee cash compensation for calendar 2002 in exchange for stock options. To have the stock options available to grant to employees in lieu of cash compensation, the Company restructured its employee stock option incentive plan by allowing employees to voluntarily cancel their unvested options and to surrender their vested options in exchange for a reduced number of new options. Under this restructuring program, Creo granted 3,202,759 stock options at an exercise price of $10.26 on July 2, 2002 and on July 19, 2002 the Company granted 320,387 options at exercise prices between $9.18 and $9.72. The Company also granted 1,969,172 stock options to employees in the regular annual incentive plan at the same exercise prices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: August 16, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary